October 5, 2007
Via EDGAR Transmission (with hard copy via Courier)
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-9303
Attention: Michael Reedich, Special Counsel

Re:	Genentech, Inc. Definitive 14A Filed March 16, 2007 File No. 1-09813
Ladies and Gentlemen:
     We respectfully submit this letter in response to the letter dated August 21, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Stephen Juelsgaard, Executive Vice President of Genentech, Inc., a Delaware corporation (the “Company”), relating to the Company’s Definitive Proxy Statement for its 2007 Annual Meeting of Stockholders filed on March 16, 2007 (the “Proxy Statement”).
     In this letter, we have recited the comments set forth in the Comment Letter in italicized, bold type and have followed each comment with the Company’s response thereto.
Compensation Discussion and Analysis, page 17
     1. You state here and in the discussions of several compensation elements in the Compensation Discussion and Analysis that compensation is based in part upon the named executive officers’ performance, cost-effectiveness of their decision-making, etc. Please analyze how these factors helped the Committee determine resultant compensation as to each element for which they were considered.
     In response to your question, on a supplemental basis, listed below is an analysis of how each of the factors listed on page 22 of the Compensation Discussion and Analysis (“CD&A”) were considered by the Compensation Committee in determining each compensation element for our Named Executive Officers (“NEOs”) in setting compensation for 2007. In the Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, we will include more detail on how each of these factors was considered by the Compensation Committee in determining resultant compensation.

Securities and Exchange Commission
October 5, 2007

Base Salary:
Competitiveness: The Compensation Committee reviewed the competitive positioning of base pay for each of our NEOs against the base pay of similar jobs in our comparator group, regressed for our revenue size. Included in the review was the increase required to move each of our NEOs to the 50th percentile of market base pay, which is the desired base pay positioning on average for our entire employee population. The Compensation Committee also considered the competitive pay positioning of total cash and total compensation and the relationship of the base pay levels to the overall pay positioning. The base pay increase of each of our NEOs resulted in a base pay level that moved closer to but remained below the 50th percentile. Dr. Levinson declined a salary increase.
Corporate Performance is not a direct factor in the design and administration of our base salary.
Individual Performance: In making base salary decisions for NEOs, the Board of Directors (the “Board of Directors”) considers the responsibilities, complexity and scope of the positions, and the median base salary in the external market for similar positions in the industry, and the NEO’s overall performance, including their experience in their current position or in a similar position at another organization. Each NEO’s overall performance is also reviewed by the Committee. This is done in concert with the CEO for all of the non-CEO NEO positions and by the Committee separately for the CEO. The NEO’s overall performance as it contributes to the goal attainment of the Company is also considered important in determining whether or not they receive a salary increase.
Cost-effectiveness is considered in the design of our compensation programs in that we set our Company average base salary at market 50th percentile, placing an upward limit on our fixed compensation. Our total compensation philosophy is designed so that much of our NEO compensation is variable based on both Company and individual performance.
Equitable Compensation: The Compensation Committee reviewed the base pay of each of our NEOs at the same time and examined the pay relationship between the NEOs and other senior officers, taking into consideration job scope and individual performance.
Bonus:
Competitiveness: The Compensation Committee reviewed the competitive positioning of annual bonus and total cash compensation (base salary plus annual bonus) for each of our NEOs against the pay of similar jobs in our comparator group, regressed for our revenue size. Included in the review was the annual

Securities and Exchange Commission
October 5, 2007

bonus and total cash compensation at the 25th percentile up to 90th percentile using our comparator group’s 5 year average as reported in annual proxy statements. Our annual performance relative to the comparator group is used to evaluate where along the continuum from the 25th to 90th percentile to set total cash compensation.
Corporate Performance: The corporate bonus pool, in which our NEOs participate, is funded by the attainment of goals, described on page 23 of the CD&A, that are approved by the Board of Directors prior to the start of the performance year as well as our financial performance in growth of operational revenue and earnings per share against our comparator group. The failure to achieve the goals would result in either a lower funding of the bonus pool or a lower payout, as described on pages 23-24.
Individual Performance: NEO performance is evaluated based on the extent to which the Company met its overall corporate goals and the extent to which an NEO helped contribute to the achievement of those goals. The Compensation Committee considered the achievement of corporate goals in determining NEO bonus amounts.
Cost-effectiveness: The Compensation Committee reviews the cost effectiveness of our bonus program to ensure resources are allocated in a manner that supports our business objectives. This is done in two ways. First, the overall funding of our bonus pool is based on an analysis of funding levels as a percent of net income at our comparator group, and our bonus pool is therefore funded as a percent of our net income. Second, the funding of our bonus pool is in part tied to the financial performance of the Company, specifically growth in operating revenue and earnings per share as measured against our comparator group.
Equitable Compensation: The Compensation Committee reviewed the bonus and total cash pay of each of our NEOs at the same time and examined the pay relationship between the NEOs and other senior officers, taking into consideration job scope and individual performance.
Stock Options:
Competitiveness: The Compensation Committee reviewed a regression analysis using the comparator group’s 3 year average equity award usage and 3 year average market capitalization to determine the overall pool size based on Genentech’s market capitalization in July 2006. The target amounts were established via a review of the total long-term incentives including stock option grants, full value shares and other long-term cash compensation made by the comparator group to their respective NEOs over the last 3 years. The comparator group long-term incentive compensation levels were reviewed from the median to 90th percentile and presented to the Compensation Committee for review. The

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October 5, 2007

Compensation Committee takes into consideration the Company’s compensation philosophy which is weighted toward variable pay and NEO long-term performance and potential in deciding where along the continuum to set stock option award levels.
Corporate Performance: The Compensation Committee does not directly analyze corporate performance to determine stock option awards. However, these awards are intended to motivate NEOs for future performance and align the interest of our NEOs with those of our stockholders.
Individual Performance: Since two primary purposes of stock options are retention and performance, the Committee considers the overall performance of each NEO in terms of their roles and responsibilities and the value to the Company in retaining them, and it also considers the past performance of each NEO relative to the Company’s goals as an indication of their potential for future performance.
Cost-effectiveness: The impact of the stock option expense on earnings is considered when determining the overall size of the option pool.
Equitable Compensation: The Compensation Committee reviewed the equity pay of each of our NEO’s at the same time and examined the pay relationship between the NEOs and other senior officers, taking into consideration job scope, individual performance and future potential.
Benefit Programs:
Competitiveness: We regularly review the market competitiveness of our benefit programs, from both a prevalence and cost perspective. In the past the Board of Directors has reviewed proposed changes to our 401(k) plan in light of the related market competitive data.
Corporate Performance: Corporate performance is not a direct factor in the design and administration of our benefit programs; however, we do consider the impact of benefits expense on Company financial performance and carefully evaluate our programs to manage that expense.
Individual Performance is not a direct factor in the design and administration of our benefit programs.
Cost-effectiveness: We work with consultants to limit our program costs, and use competitive bidding for certain programs such as our employee medical plan. In some cases, we conduct focus groups to determine whether we are allocating our benefit dollars in an economical manner.

Securities and Exchange Commission
October 5, 2007

Equitable Compensation is not a direct factor in the design and administration of our benefit programs.
     2. We note that you have not provided a quantitative discussion of the terms of the necessary targets and performance objectives to be achieved in order for your executive officers to earn their incentive compensation. For example, you state that base salary is based in part upon your approximation of your anticipated revenue level in the next fiscal year, and in your bonus discussion allude to numerous corporate performance goals. Please disclose the relevant targets and performance objectives, or on a supplemental basis, provide an analysis supporting your conclusion that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K. To the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.
     With respect to base salary, we use anticipated revenue level in the next fiscal year as part of our benchmarking process as there is a correlation between revenue size and base salary level. We estimate the median base salary for each NEO using a weighted average of our comparator group proxy data and published survey data that corresponds to the anticipated revenue level in the next fiscal year.
     With respect to performance goals, we respectfully advise the Staff that we believe that the disclosure of the specific performance measures is not required because it would result in competitive harm to the Company, such that the performance targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, pursuant to the same standard that would apply under Rule 24b-2 (“Rule 24b-2”) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)..
     Rule 24b-2 provides that the Commission may grant confidential treatment thereunder if it determines that such treatment is justified under the Freedom of Information Act, 5 U.S.C. §552. The Commission may grant confidential treatment if it determines that disclosure is not required to protect investors and that disclosure would adversely affect the Company’s business. Rule 24b-2 refers to subsection (b)(4) of 5 U.S.C. § 552 (“Exemption 4”), which exempts from the broad public disclosure requirements of the Freedom of Information Act those “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” To satisfy this requirement, the relevant information must meet the following test: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential.
     We believe that the specific performance targets used by the Company in determining its bonuses meet this test. Because the Company is a corporation that is

Securities and Exchange Commission
October 5, 2007

disclosing certain information to the Commission, the second requirement of the above-noted test has been satisfied. Moreover, as discussed in more detail below, specific performance measures constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4, and consequently the first and third requirements of the test are also satisfied.
     For purposes of Exemption 4, “commercial or financial information” has been construed by courts in accordance with its plain meaning and broadly encompasses information relating to commerce or compiled in pursuit of profit. See Public Citizen Health Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983); American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). Accordingly, items generally regarded as commercial or financial information include business sales statistics, technical designs, research data, overhead and operating costs, information on financial condition, and prices. See Landfair v. United States Dept. of the Army, 645 F. Supp. 325, 327 (D.D.C. 1986). As such, target levels of corporate financial performance fall within the plain meaning of the term “commercial and financial information.”
     To be exempt from disclosure, such commercial or financial information must be privileged or confidential. See Frazee v. United States Forest Serv., 97 F.3d 367, 370 (9th Cir. 1996). In the context of a filing with the Commission, where a registrant is required to disclose certain information to the Commission, such information is confidential within the meaning of Exemption 4 “if disclosure . . . is likely to have either of the following effects: (1) to impair the government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” Bartholdi Cable Co. v. Federal Communications Comm’n, 114 F.3d 274, 281 (D.C. Cir. 1997) (quoting National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)); see also Frazee, 97 F.3d at 371; Nadler, 92 F.3d at 96.
     We believe that the Company may rely on the second prong of the above test to exempt the performance targets from disclosure, as disclosure of the performance targets would likely cause substantial harm to the competitive position of the Company. Under this prong, “a party need not show actual competitive harm” but must only “present specific evidence revealing (1) actual competition and (2) a likelihood of substantial competitive injury” to demonstrate that commercial or financial information is confidential. Frazee, 97 F.3d at 371 (internal quotation marks omitted). A registrant’s right to an exemption “depends upon the competitive significance of whatever information may be contained in the documents” and, therefore, the Commission’s role is “to determine whether any non-public information contained in those documents is competitively sensitive, for whatever reasons.” Occidental Petroleum Corp. v. Securities and Exchange Comm’n, 873 F.2d 325, 341 (D.C. Cir. 1989) (emphasis in original).
     The Company’s performance targets are confidential, internal metrics that have not been disclosed to the public in the past and are not known to competitors. These

Securities and Exchange Commission
October 5, 2007

performance targets, such as the Company’s goals relating to earnings per share, operating revenue growth, operating margin, expenses and budgeting, sales, manufacturing and supply, research, product development and leadership, are highly confidential.
     As such, in the Company’s intensively competitive industry, disclosure of the performance targets would allow competitors to draw meaningful conclusions about factors determining the likelihood of the Company reaching certain financial and business milestones, and would allow competitors to strategize in a manner potentially harmful to the Company. Having knowledge of the Company’s performance targets and specific strategic goals, competitors would be in a position to conclude how aggressively the Company seeks growth, cash flow, product development, research and development, regulatory filings, and the like, the actual strategies of how it intends to accomplish such goals and, consequently, how it can best be prevented from achieving its goals from the onset. We believe if the performance targets were divulged, it could make it significantly more difficult for the Company to achieve these goals, which would result in harm to investors.
     In addition, disclosure of such sensitive information about performance targets on which executive compensation is based would provide competitors with information that they could use to structure their incentive compensation in a manner that would better enable them to hire away the Company’s critical executives by offering more lucrative incentives.
     Therefore, disclosure of the Company’s specific performance measures could cause substantial economic harm to the Company’s competitive position, resulting in significant economic harm to the Company and to its stockholders. Further, disclosure of the performance targets is not necessary for the protection of stockholders. The stockholders have been provided with the target bonus awards, general categories of performance measures, reasoning of the Committee regarding the setting of bonus award levels and performance measures, as well as the maximum bonus amounts that may be earned. We believe that this provides the Company’s stockholders with information adequate to assess the potential bonus compensation that may be earned by the NEOs, and the Company’s policies related thereto.
     Likelihood of Achieving Target Levels of Performance. Both management and the Compensation Committee considered the likelihood or probability of the achievement of target levels of performance when recommending and approving, respectively, the performance targets and target bonuses. At the time the performance goals were set, the Committee believed that the goals would be challenging and difficult but achievable with significant effort and success in executing the Company’s strategy.

Securities and Exchange Commission
October 5, 2007

Stock Options, page 24
     3. You state that you based the 2006 annual awards to named executive officers upon a variety factors such as the retention value of the options to be granted, the individual’s performance and expected future contributions and total cash and direct compensation levels. Please analyze how these various factors resulted in the amount of options granted to the named executive officers.
     In response to your question, on a supplemental basis, listed below is an analysis on how each of the factors listed on page 24 of the CD&A were considered by the Compensation Committee in determining the stock awards for our NEOs. In the Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, we will include more detail on how these factors helped the Compensation Committee determine the amount of options granted to the NEOs.
Retention Value/Total Cash and Total Compensation Levels: The Compensation Committee establishes the competitive positioning of total compensation and the contribution of each element of pay for NEOs based on both internal compensation philosophy and external market for similar jobs. Each element of pay serves a different purpose: base salary provides a fair level of fixed compensation for the responsibilities and scope of the position, annual bonus provides rewards for corporate and individual performance, and stock options provide annual incentives aligned with shareholder interests in delivering positive long-term results. Long-term incentives receive the heaviest weighting in the pay mix of our NEOs as the Compensation Committee believes this is the best vehicle for driving long-term performance, aligning incentives with shareholder interests and providing a retention incentive for NEOs. The fair value of stock option grants to NEOs can be more than 50% of their total compensation, has a market competitive incentive value, and has a four-year vesting requirement. These factors contribute to the stock option grants being a significant retention device.
Individual Performance: The Company has a number of specific corporate goals that relate to various areas of the Company’s business and that are approved by the Board of Directors prior to the start of the performance year. Each NEO is evaluated based on their overall performance and their contribution to the achievement of the corporate goals as an indication of their ability to help positively affect long term results, in determining whether or not they receive a stock option grant and the size of the option grant.
Summary Compensation Table, page 26
     4. Mr. Levenson’s incentive and equity compensation is significantly higher than the other named executive officers. In the Compensation Discussion and

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October 5, 2007

Analysis, please analyze why the Committee structured his compensation to provide for such significantly higher remuneration.
     In response to your question, on a supplemental basis, please see below for an analysis of why the Compensation Committee structured Dr. Levinson’s compensation to be higher than that of our other NEOs. In the Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, we will include more detail as to why the Compensation Committee structured Dr. Levinson’s compensation to provide for significantly higher remuneration, if applicable.
     The Compensation Committee uses the same methodology in determining the bonus incentive and equity compensation levels for all of our NEOs, including Dr. Levinson, which is based on market data, Company performance, and individual performance.
•	The Compensation Committee annually reviews the recommended target awards for each of our NEOs against market survey data and proxy data of our comparator group, which are regressed to reflect our size and scope. The market data indicates that Dr. Levinson’s position of CEO is paid bonus and equity awards that are 3 — 4 times the amount of bonus and equity median awards for positions of other NEOs in the comparator group.

•	After reviewing the targets, the Compensation Committee makes an evaluation of the final awards for each of our NEOs taking into account Company and individual performance for both the bonus and equity awards. For the equity awards, the Compensation Committee also considers the retention value of the options to be granted, the individual’s expected future contributions, and total cash and total direct compensation levels.

•	The Compensation Committee determined that the final bonus and equity award for Dr. Levinson, which was supported both by the market data and the belief of the Compensation Committee that the awards are reflective of Dr. Levinson’s significant contributions to the Company and to its performance, and are consistent with the Company’s overall performance.
Compensation Committee Matters, page 31
     5. Please provide all of the disclosure required by Item 407(e)(3)(iii) regarding the Committee’s engagement of Mercer, including the nature and scope of its assignment and the material elements of the instructions you gave Mercer. Also, in the Compensation Discussion and Analysis and elsewhere in the document, clarify which of the two consulting firms you mention performed what work.
     In response to your question, on a supplemental basis, the following is a description of the nature and scope of assignment of the compensation consultants retained by the Company. In the Definitive Proxy Statement for the 2008 Annual

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October 5, 2007

Meeting of Stockholders, we will include the disclosure required by Item 407(e)(3)(iii) for any retained compensation consultant.
Mercer Consulting provides a market pay analysis of our comparator group and pay recommendations to help determine total compensation levels for our NEOs and other officers. This analysis and recommendation includes:
•	Evaluation of our NEOs’ total compensation relative to our comparator group over a 3 year period. This review includes both market survey data and proxy data analyses. Total compensation that is evaluated includes, but is not limited to: base salary, bonus, and equity.

•	Review of Genentech’s matching of our NEOs’ jobs to similar jobs in our comparator group with recommendations for changes to ensure the most appropriate match for accurate measurement of market compensation levels.

•	A written evaluation of our NEOs’ compensation compared to our comparator group and recommendations on changes to compensation to address any gaps that are identified.

•	Pay increase reviews for 60 (non-NEO) officers including appropriate market data using our comparator group.

•	Presentation materials to be used for Compensation Committee review addressing the linkage between compensation rewards, Genentech’s business strategy, and competition for talent in the biotechnology sector.
Frederick W. Cook & Co., Inc. provides a market equity pay analysis of our comparator group and recommendations to help us determine the overall competitive stock pool size and the appropriate grant size for our NEOs. This review includes:
•	Share usage regression analysis using 3 year overview of our comparator group usage and market capitalization.

•	Three-year overview of annual cost of long term incentive shares granted as a percentage of market cap (Shareholder Value Transfer Rate)

•	Three-year overview of comparator group share usage for our NEOs including, long term incentive allocation as a percentage of shares outstanding, shareholder value transfer allocation, and annual grant value.

•	Most recent four quarters of peer financial data (revenue and net income), market capitalization and annualized shareholder return (1 and 3 year review).
Copied below, from our Compensation Discussion and Analysis for our 2007 Proxy Statement, are those sections for which we used data and/or analysis provided by consulting firms, as well as the identification of the consulting firm that provided such data and/or analysis:
“Data from the comparator group is adjusted using regression analysis to reflect our size and scope (revenue and market capitalization). Specific benchmarking elements include base salaries, target bonuses and actual bonuses paid, actual annual equity awards, total cash compensation, benefits and total compensation.

Securities and Exchange Commission
October 5, 2007

The Compensation Committee has reviewed the compensation paid by our comparator companies for the past fiscal year and in doing so considered industry segment, revenue level, and market capitalization.” [Mercer Human Resources Consulting & Frederick W. Cook & Co.]
“The benchmarking process for our NEOs is conducted annually and includes a review of aggregate compensation of each executive officer position. We use available proxy statement data and published compensation survey sources for this review and assessment. Survey data sources are weighted to approximate our anticipated revenue level in the next fiscal year.” [Mercer Human Resources Consulting]
“Bonus targets, expressed as a percent of salary for the CEO and other NEOs, are set annually based on an evaluation of proxy statement data of the comparator group over the preceding five years to determine bonus percentages within competitive practice and are intended to correspond to 50th percentile bonus awards for the comparator group.” [Mercer Human Resources Consulting]
“Annually, an independent compensation specialist benchmarks data using publicly available information from Forms 10-K and proxy statements of the comparator group to determine competitive award pool sizes as a percent of shares outstanding. A regression analysis is performed using the comparator group’s 3-year average market capitalization and 3-year average equity award usage.” [Frederick W. Cook & Co.]
“For annual grants, option target amounts are established by first identifying the median size of option grants made by the comparator group to their respective NEOs in terms of the percentage of all options granted during the years included in the analysis. In addition, in connection with the 2006 grant, the Compensation Committee considered the fair value of those awards, using a Black-Scholes analysis, of equity awards made to NEOs of the comparator group over the past three years.” [Frederick W. Cook & Co.]
Related Person Transactions in 2006, page 33
     6. As to the Roche/Hoffman-La Roche transactions, provide further breakdown of the numerous transactions you grouped together in your disclosure. Consistent with the principles-based approach of Item 404, consider breaking down and grouping transactions meaningfully, perhaps by material contract and the different categories of payments in those contracts, or by product or product candidate and the type of payment (royalty, licensing, r&d, etc.)
     In response to your question, on a supplemental basis, listed below are the categories of 2006 revenues and cost and expenses associated with Roche for each of the

Securities and Exchange Commission
October 5, 2007

following agreements: (i) 1999 Amended and Restated Agreement between Genentech, Inc. and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside of the United States, as amended (the “Ex-U.S. Agreement”); (ii) Agreement among F. Hoffmann-La Roche Ltd and Genentech, Inc. regarding anti-HER2 (the “Anti-HER2 Agreement”); and (iii) the Collaborative Agreement among F. Hoffmann-La Roche Ltd, Hoffmann-La Roche Inc. and Genentech, Inc. (the “Collaborative Agreement”). In the Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, we will include more detail on the revenues and cost and expenses associated with Roche broken out by relevant agreements.

(Amounts in					Collaborative
Millions)	Ex-U.S. Agreement		Anti-HER2 Agreement		Agreement
Revenues	$788	*	$517	*	—
Cost and Expenses	$401		$67		$12

*	Revenues exclude the impact of foreign exchange hedges as well as certain one-time reimbursement items totaling $26 million, which could not be segregated by contract.
     Additionally, at the Staff’s request, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 5, 2007

     Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 225-3562. Thank you for your assistance.

Sincerely, GENENTECH, INC.
/s/ Sean A. Johnston
Sean A. Johnston
Senior Vice President and General Counsel